

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

<u>Via E-mail</u>
Mr. Larry Hutchison
Co-Chairman and Chief Executive Officer
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX 75070

Re: Torchmark Corporation
Form 10-K for the Fiscal Year December 31, 2014
Filed February 27, 2015
File No. 001-08052

Dear Mr. Hutchison:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant